FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Press Release

Endesa Chile and Endesa Américas Announce Distribution of Shares of Endesa Américas

SANTIAGO, CHILE, April 21, 2016 ─ EMPRESA NACIONAL DE ELECTRICIDAD S.A. (“Endesa Chile”)(NYSE: EOC) and ENDESA AMÉRICAS S.A. (“Endesa Américas”)(NYSE: EOCA) today announced that Endesa Chile completed the distribution of the common stock of Endesa Américas to the holders of Endesa Chile common stock in connection with the previously announced spin-off by Endesa Chile of Endesa Américas (the “Spin-off”). Holders of record of Endesa Chile common stock as of April 20, 2016 (the “Share Record Date”) received one share of Endesa Américas common stock for every share of Endesa Chile common stock held by such holder on the Share Record Date. Endesa Américas common stock is listed and started trading today on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange in Chile.

The distribution of American Depositary Shares (“ADSs”) of Endesa Américas to the holders of Endesa Chile ADSs is expected to be completed on April 26, 2016 (the “ADS Distribution Date”). Each Endesa Américas ADS represents 30 shares of Endesa Américas common stock. Endesa Américas ADSs began trading today on a “when issued” basis on the New York Stock Exchange (“NYSE”) under the symbol “EOCA WI”, permitting holders of Endesa Chile ADSs to trade the right to receive Endesa Américas ADSs until the distribution of Endesa Américas ADSs is completed. “When issued” trading of Endesa Américas ADSs is expected to end at the close of market on the ADS Distribution Date. Concurrent with the “when-issued” trading of Endesa Américas ADSs, Endesa Chile ADSs will trade two ways: regular way with due bills under the symbol “EOC”, which includes the right to receive Endesa Américas ADSs in the distribution, and “ex-distribution ─ when-issued” under the symbol “EOC WI”, which does not include the right to receive Endesa Américas ADSs in the distribution.

On the ADS Distribution Date, holders of Endesa Chile ADSs as of April 14, 2016 (the “ADS Record Date”) will receive one ADS of Endesa Américas for every ADS of Endesa Chile held by such holder on the ADS Record Date. Once the distribution of Endesa Américas ADSs is complete, Endesa Américas ADSs will trade on the NYSE under the symbol “EOCA” and the ticker symbol for Endesa Chile will change to “EOCC”.

Endesa Chile issued an information statement describing the Spin-off (the “Information Statement”). The Information Statement includes, among other things, information regarding: the Spin-off; risks relating to the Spin-off; the business, financial condition and results of operations of Endesa Américas; certain relationships between Endesa Chile and Endesa Américas; the management of Endesa Américas; and a description of Endesa Américas common stock. The Information Statement is available on Endesa Chile’s website at www.endesa.cl and on Endesa Américas’ website at www.endesaamericas.cl.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-off, timing of trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, conditions to the distribution, and statements about the objectives of the Spin-off, Endesa Americas’ strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include a failure to successfully separate Endesa Américas from Endesa Chile, the ability of the businesses of Endesa Chile and Endesa Américas to continue to grow and develop according to their business development plans, trends in the industries in which the businesses of Endesa Chile and Endesa Américas operate, customer demand, the competitive landscape in which the businesses of Endesa Chile and Endesa Américas operate, changes in regulation applicable to the businesses of Endesa Chile and Endesa Américas, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Endesa Americas’ Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission and the Information Statement. Except as required by law, Endesa Chile and Endesa Américas undertake no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department e-mail: ir.endesacl@enel.com Phone: +56 22353 4682 Address: Santa Rosa 76, Santiago, Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 21, 2016